Exhibit 99.2

Borr Drilling Limited Announces Third Quarter 2024 Results

Hamilton, Bermuda, November 6, 2024: Borr Drilling Limited (“Borr”, “Borr Drilling” or the “Company”) announces unaudited results for the three and nine months ended September 30, 2024.

Highlights

•	Total operating revenues of $241.6 million, a decrease of $30.3 million or 11% compared to the second quarter of 2024
•	Net income of $9.7 million, a decrease of $22.0 million or 69% compared to the second quarter of 2024
•	Adjusted EBITDA[1] of $115.5 million, a decrease of $20.9 million or 15% compared to the second quarter of 2024
•	Year to date of report, the Company has been awarded seventeen new contract commitments, representing 4,129 days and $731 million of potential contract revenue
•
On November 6, 2024, the Board declared a cash distribution of $0.02 per share ($4.8 million) for the third quarter of 2024 to be paid on or about December 16, 2024, and committed to buy back $20 million worth of shares before year end 2024, equalling a total shareholder return of $25 million, an amount in line with previous quarters

CEO, Patrick Schorn commented:

The operational performance in the third quarter was solid, with a technical utilization rate of 98.7% and an economic utilization rate of 96.9%. As expected, our third quarter financial results came in slightly below those of the second quarter. This difference was primarily due to one-off items in the second quarter related to the change in operating structure of our Mexico JV contracts and suspension of the “Arabia I”, both of which had positively impacted prior quarter results.

In terms of contracts, the rigs “Skald”, “Norve”, and “Natt” began new contracts with significantly higher day rates than their previous contracts. Meanwhile, the rigs “Gunnlod”, “Gerd”, and “Arabia I” had fewer operational days in comparison to the prior quarter. This is due to the preparation of the rigs for their upcoming accretive contracts, which are scheduled to start in the fourth quarter of 2024 and the first quarter of 2025.

We took delivery of the newbuild “Vali” in August, and it will begin operations in early 2025. The delivery of the “Var,” our final newbuild, is on schedule to be delivered in mid-November 2024. We now anticipate it will be contracted in early 2025 rather than by year-end, as previously expected. After the quarter closed, we accessed our existing bond financing to raise $175 million for the “Var.” The delivery of the “Var” marks the conclusion of our newbuild program.

Concerns about near-term oil supply exceeding demand have recently led customers to exercise greater caution in confirming rig contracts and options, and, in some cases, to delay the start of new projects. This, coupled with the lingering impact of rig suspensions in Saudi Arabia earlier this year and potential suspensions in Mexico, is creating uncertainties in the jack-up market in specific regions. Consequently, there is a risk of contract delays and potential gaps in activity in the coming quarters. Due to these developments in the market, we have updated our full-year 2024 adjusted EBITDA guidance of $500 to $550 million to be at or about the lower end of the range.

Borr is well-prepared for potential market volatility, with 78% of its rig fleet already contracted through 2025 at an average day rate of $148,000 per day, which is 10% higher than in 2024. The fundamentals of the global jack-up rig market remain robust and particularly favorable for Borr. The age profile of the global fleet, with 30% of rigs over 35 years old, is anticipated to drive additional retirements. Combined with the absence of new rig orders over the past decade, these conditions create a favorable environment for our company, which operates the youngest fleet of 24 premium rigs in the industry.

1 The Company uses certain financial information calculated on a basis other than in accordance with accounting principles generally accepted in the United States (US GAAP) including Adjusted EBITDA. Adjusted EBITDA as presented above represents our periodic net income/(loss) adjusted for: depreciation and impairment of non-current assets, other non-operating income; (loss)/income) from equity method investments, total financial expense net and income tax expense. Adjusted EBITDA is presented here because the Company believes that the measure provides useful information regarding the Company’s operational performance. For a reconciliation of Adjusted EBITDA to Net income/(loss), please see the last page of this report.

The board has decided to continue with a quarterly total shareholder return of $25 million, an amount similar to previous quarters. The board has declared a cash distribution of $0.02 per share ($4.8 million) for the third quarter of 2024, and committed to buy back $20 million worth of shares under the Company’s authorized share buyback program before year end 2024.

Management Discussion and Analysis

The discussion below compares the unaudited results for the third quarter of 2024 to the unaudited results of the second quarter of 2024.

In $ million	Q3 2024	Q2 2024	Change ($)	Change (%)
Total operating revenues	241.6	271.9	(30.3)	(11)%
Total operating expenses	(158.1)	(167.6)	9.5	(6)%
Operating income	83.7	104.5	(20.8)	(20)%
Net income	9.7	31.7	(22.0)	(69)%
Adjusted EBITDA	115.5	136.4	(20.9)	(15)%

Cash and cash equivalents	185.7	193.5	(7.8)	(4)%
Total equity	988.2	999.2	(11.0)	(1)%

Three months ended September 30, 2024 compared to three months ended June 30, 2024

Total operating revenues were $241.6 million for the third quarter of 2024, a decrease of $30.3 million compared to the second quarter of 2024. Total operating revenues consisted of $202.1 million in dayrate revenues, $27.4 million in bareboat charter revenue and $12.1 million in management contract revenue. Included in total operating revenues is $11.4 million in reimbursable revenues.

Dayrate revenue decreased by $20.9 million in comparison to the prior quarter. The decrease is primarily due to the one-off recognition of $17.5 million in the prior quarter relating to the accelerated amortization of deferred mobilization revenue as a result of the contract termination for the rig “Arabia I”.

Related party revenue was nil for the third quarter of 2024, compared to $10.6 million in the prior quarter, reflecting the one-off recognition of accelerated amortization of deferred revenue in the prior quarter as a result of the amendments made to the Mexico structure effective April 1, 2024.

Reimbursable revenues decreased by $1.8 million.

Total operating expenses for the third quarter of 2024 were $158.1 million, a decrease of $9.5 million compared to the second quarter of 2024. The overall decrease is driven by a $9.8 million decrease in rig operating and maintenance expenses, of which $7.5 million is related to the “Arabia I”, as the prior quarter included the $4.5 million one-off impact associated with the recognition of accelerated amortization of deferred costs as a result of the contract termination of the rig. The remaining decrease relating to the “Arabia I” is a result of the rig preparing for its upcoming contract and therefore not incurring operating costs. Also included in rig operating and maintenance expenses for the third quarter of 2024 is $3.9 million in reimbursable expenses.

Net income for the third quarter of 2024 was $9.7 million, a decrease of $22.0 million or 69% compared to the second quarter of 2024.

Adjusted EBITDA for the third quarter of 2024 was $115.5 million, a decrease of $20.9 million or 15% compared to the second quarter of 2024.

Liquidity and Cash Flows

The Company’s cash and cash equivalents as of September 30, 2024 was $185.7 million, compared to $193.5 million as of June 30, 2024. In addition, the Company has a Revolving Credit Facility agreement of $195.0 million, including $45.0 million of guarantee facility; the $150.0 million credit facility portion was undrawn at September 30, 2024, giving total liquidity of $335.7 million.

Net cash provided by operating activities was $48.4 million, which includes $6.0 million of cash interest paid and $9.7 million of income taxes paid.

Net cash used in investing activities was $187.4 million. This includes $173.3 million in additions to newbuildings of which $159.9 million relates to the payment of the final instalments for the “Vali” upon delivery of the newbuilding in August 2024. The remaining $13.4 million additions to newbuildings relates to activation costs for the newbuild rigs “Vali” and “Var”. Net cash used in investing activities also includes $14.1 million used on jack-up additions, primarily a result of special periodic survey and long-term maintenance costs.

Net cash provided from financing activities was $131.1 million and is primarily comprised of $154.4 million in net debt proceeds, net of premium and issuance costs from the issuance of $150.0 million principal amount of additional 10% Senior Secured Notes due in 2028 (‘Further Additional 2028 Notes’), less $23.9 million used for the payment of cash distributions to shareholders.

Financing and corporate developments

As of September 30, 2024, we had principal debt outstanding of $2,072.1 million, consisting of $1,330.2 million of aggregate principal amount of senior secured notes due in 2028, $502.5 million of aggregate principal amounts of senior secured notes due in 2030 and $239.4 million of principal amount of unsecured Convertible Bonds due in 2028.

In November 2023, the Company entered into a $180 million Super Senior Credit Facility, comprised of a $150 million RCF and a $30.0 million Guarantee Facility. In August 2024, the Company amended the $30.0 million Guarantee Facility, increasing it to $45.0 million, and the total facility to $195.0 million. As of September 30, 2024, we had no amounts drawn under the RCF and we had $29.7 million drawn under the Guarantee Facility.

In August 2024, we issued $150.0 million principal amount of additional 10% Senior Secured Notes due in 2028 under the same terms and conditions as the $1,025.0 million Senior Secured Notes due 2028 issued in November 2023 and the additional $200.0 million issued in March 2024. The proceeds from the offering were used for, among other things, the acquisition and activation costs for the newbuild rig “Vali”, instead of the previously secured yard financing that was intended for the newbuild, as the terms and pricing for the Additional Notes was more advantageous than the yard financing. The newbuilding “Vali” was delivered August 15, 2024.

In October we raised $175 million of additional principal amount of debt under the 10.375% 2030 Senior Secured Notes under the same terms and conditions as the $515.0 million Senior Secured Notes due 2030 issued in November 2023, to finance the delivery of the final newbuild “Var” and for general corporate purposes including debt service. Settlement of the notes offering is expected on or about November 8, 2024 and is subject to customary closing conditions.

Equity

The Company’s issued share capital is $26,408,039.10 divided into 264,080,391 shares with a par value of $0.10 per share. This includes 25,000,000 shares which the Company has made available pursuant to a share lending agreement (“SLA”) for the purposes of facilitating investors’ hedging activities in connection with the $250 million Convertible Bonds issued in February 2023. The loan shares will be cancelled upon redelivery, whether at repayment of the Convertible Bonds or upon decrease in the demand for hedging shares for other reasons, or upon expiry of the SLA. The number of shares outstanding excluding the loan shares is 239,080,391.

The Company’s authorized share capital is $31,500,000.00 divided into 315,000,000 shares of $0.10 par value each.

In October 2024, at a Special General Meeting of the Company, a resolution was passed to approve the delisting of the Company’s common shares from the Oslo Stock Exchange (“OSE”), and to authorize the Board of Directors to take the necessary steps to implement the delisting, including filing an application with the OSE. The Company filed the delisting application with the OSE on October 2, 2024 which was approved by the OSE on November 1, 2024. The last day of trading for the Company on the OSE will be December 30, 2024.

Dividend information:

For the third quarter of 2024, the Board has approved a cash distribution of $0.02 per share, payable to shareholders of record on November 29, 2024. The ex-dividend date on the Oslo Stock Exchange is expected to be November 28, 2024 and November 29, 2024 on the New York Stock Exchange. The distribution is scheduled to be paid on or about December 16, 2024 (distributions payable on shares registered with Euronext VPS (Oslo Stock Exchange) are expected to be paid on or about December 19, 2024).

Fleet, Operations and Contracts

As of the date of the report, the Company’s current delivered fleet consists of 23 modern jack-up rigs, all built after 2010. Our last new build “Var” remains under construction at Seatrium and is expected to be delivered in November 2024, increasing our fleet to 24 modern rigs.

Since the publication of our second quarter 2024 report, the Company has secured new contract commitments for the rigs “Mist”, “Hild” and “Prospector 1”. As of the date of this report, 22 of our 23 delivered rigs are either contracted or committed: one in the North Sea, three in the Middle East, five in Africa, five in Southeast Asia, seven in Mexico and one in South America.

In 2024, the Company has been awarded seventeen new contract commitments, representing 4,129 days and $731 million of potential contract revenue. The Company’s total contract revenue backlog at September 30, 2024 was $1.64 billion and is $1.62 billion as of the date of this report (excluding unexercised options, and including bareboat charter contracts adjusted to a gross dayrate-equivalent basis).

For more details on our rig contracting, please refer to our Fleet Status report issued in connection with this report.

The technical utilization for our working rigs was 98.7% in the third quarter of 2024, and the economic utilization was 96.9%.

Market

According to Petrodata by S&P Global, the marketed utilization for jack-up rigs globally stood at 93.2% in September 2024, unchanged from September 2023. The marketed utilization for the modern jack-up fleet (rigs built after year 2000) was 94.5% at the end of September 2024, and currently stands at 94.2%.

Currently, there are 312 modern jack-ups contracted, representing an increase of approximately 75 units as compared to the lows in late 2020.

As of the date of this release, 10 newbuild rigs remain under construction, including our rig “Var” scheduled to be delivered in mid-November 2024. These newbuild rigs under construction account for 2% of the global marketed jack-up fleet. However, we expect that few of these rigs will join the marketed fleet in the near future due to many being in the early stages of construction and the ongoing supply chain challenges.

Risks and uncertainties 2

Borr is exposed to a number of risks related to the Company’s operations and the industry in which the Company operates and the Company’s financial position.

In the third quarter of 2024, energy commodity prices remained relatively stable compared to the second quarter of 2024. Brent oil prices in the third quarter of 2024 averaged approximately $80 per barrel compared to approximately $85 per barrel in the second quarter of 2024. Despite the turbulent global macroeconomic environment, global demand for offshore drilling services, including jack-up rigs, remains strong, however, uncertainty still persists in the market. Oil benchmark prices are expected to remain volatile given the current global economic uncertainty and geopolitical events affecting supply and demand. In addition, the geopolitical unrest and any expansion or increase of conflict in the Middle East may result in oil supply disruptions and cause further volatility in commodity prices. Therefore, we remain subject to risks relating to the volatility of our industry and the risk that demand and day rates could decline.

Our business may experience supply chain constraints and inflationary pressure, which may impact the cost base in our industry, including personnel costs, and the prices of goods and services required to operate rigs. Demand for jack-up rigs may not remain at current levels, and may decline. Any decline in demand for services of jack-up rigs could have a negative effect on the Company. We have recently taken delivery of the newbuilding “Vali” and we expect to take delivery of our remaining newbuilding “Var” in mid-November 2024. The “Var” is yet to be contracted with a customer and has increased the size of fleet and the risks we face including risk of a decline in demand.

We have improved our liquidity and debt maturity profile through our issuance of $1,540 million aggregate principal amount of senior secured notes due 2028 and 2030, and our private placement of shares in Norway equivalent to gross proceeds of $50 million, each in the fourth quarter of 2023 and our issuance of $200 million, $150 million aggregate principal amount of additional senior secured notes due 2028 and $175 million aggregate principal amount of additional senior secured noted due 2030, in the first, third and fourth quarters of 2024, respectively.

Our secured notes mature in 2028 and 2030 and our Convertible Bonds fall due in 2028.

We remain subject to risks relating to our indebtedness, including risks relating to our ability to meet the financial covenants in our revolving credit facility, risks relating to covenant limitations and the interest and other payments due on our secured and convertible notes, including amortization and cash sweep requirements under our secured notes and other risks relating to our significant levels of indebtedness including the risk that we may not be able to refinance our debt as it matures.

2 This Risks and uncertainties section is not a complete discussion of the risks the Company faces. See “Risk Factors” in the Company’s most recent Annual Report Form 20-F; this discussion does not and does not purport to update that section of the annual report.

Conference call

A conference call and webcast is scheduled for 15:00 CEST (9:00 AM New York Time) on Thursday 7 November, 2024 and participants are encouraged to dial in 10 minutes before the start of the call. Further details can be found in the Investor Relations section on the Company’s website, www.borrdrilling.com.

Forward looking statements

This announcement and related discussions include forward looking statements made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward looking statements do not reflect historical facts and may be identified by words such as “anticipate”, “believe”, “continue”, “estimate”, “expect”, “intends”, “may”, “should”, “will”, “likely”, “aim”, “plan”, “guidance” and similar expressions and include statements regarding industry trends and market outlook, including expected trends and supply demand expectations and activity levels in the jack-up rig and oil industry, expected Adjusted EBITDA for 2024, contract backlog, expected contracts and contract commitments, contract start dates and rates including expected rate increases and contract extensions, options, LOIs and LOAs, contract coverage, potential revenue, including rates that may be achieved, expected trends in dayrates, market conditions, statements about dividends and share buybacks, statements about expected delivery of the newbuilding rig “Var”, expected utilization of the global jack-up fleet, number of rigs contracted and available and expected to be available and expected trends in the global fleet including expected new deliveries and expected timing of new rigs entering the market, statements made under “Market” and “Risk and uncertainties” above, and other non-historical statements. The forward-looking statements in this announcement are based upon current expectations and various assumptions, which are, by their nature, uncertain and subject to significant known and unknown risks, contingencies and other important factors which are difficult or impossible to predict and are beyond our control. Such risks, uncertainties, contingencies and other factors could cause our actual results, level of activity, performance, financial results or position, liquidity or achievements to differ materially from the ones expressed or implied by these forward-looking statements including risks relating to our industry, business, the risk that our actual results of operations in future periods may differ materially from the expected results or guidance discussed herein, the risk of delays in payments to our JVs and payments from our JVs to us, the risk that our customers do not comply with their contractual obligations, risks relating to industry conditions, risks relating to geopolitical events and inflation, risks relating to global economic uncertainty and energy commodity prices, risks relating to contracting, including our ability to convert LOIs and LOAs into contracts, the risk that options will not be exercised, the risk that contract backlog and revenue potential will not materialize as expected, risks relating to the operations of our rigs and ability to achieve expected dates of operation and delivery of rigs and contract commencement dates, risks relating to dayrates and duration of contracts and the terms of contracts and the risk that we may not enter into contracts  or that contracts are not performed as expected, risks relating to newbuild rigs, including risks relating to contracting newly delivered rigs, risks relating to market trends, tender activity, risks relating to customer demand and contracting activity and suspension of operations, risks relating to our liquidity and cash flows, risks relating to our indebtedness including risks relating to our ability to repay or refinance our debt at maturity, including our notes maturing in 2028 and 2030, our Convertible Bonds due 2028, and debt under our revolving credit facility and risks relating to our other payment obligations on these debt instruments including interest, amortization and cash sweeps, risks relating to our ability to comply with covenants under our revolving credit facility and other debt instruments and obtain any necessary waivers and the risk of cross defaults, risks relating to our ability to pay dividends and repurchase shares including the risk that we may not have available liquidity or distributable reserves or the ability under our debt instruments to pay such dividends, or repurchase shares and the risk that we may not complete share repurchase programs (or the intended share repurchase announced in this release) in full, and risks relating to the amount and timing of any dividends we declare, risks relating to future financings including the risk that future financings may not be completed when required, risks relating to our financing strategy, risk related to climate change, including climate-change or greenhouse gas related legislation or regulations and the impact on our business from physical climate-change related to changes in weather patterns, and the potential impact of new regulations relating to climate change and the potential impact on the demand for oil and gas, risk relating to military actions including in Ukraine and the Middle East and their impact on our business and industry, and other risks factors set forth under “Risk Factors” in our most recent annual report on Form 20-F and other filings with the U.S. Securities and Exchange Commission and prospectuses filed with the Financial Supervisory Authority of Norway. These forward-looking statements are made only as of the date of this document. We undertake no (and expressly disclaim any) obligation to update any forward-looking statements after the date of this report or to conform such statements to actual results or revised expectations, except as required by law.

About Borr Drilling Limited

Borr Drilling Limited is an international drilling contractor incorporated in Bermuda in 2016 and listed on the Oslo Stock Exchange (OSE) from August 30, 2017 (we plan to delist from the OSE from the end of 2024) and on the New York Stock Exchange from July 31, 2019 under the ticker “BORR”. The Company owns and operates jack-up rigs of modern and high specification designs and provides services focused on the shallow water segment to the offshore oil and gas industry worldwide. Please visit our website at: www.borrdrilling.com

November 6, 2024

The Board of Directors
Borr Drilling Limited
Hamilton, Bermuda

Questions should be directed to:
Magnus Vaaler: CFO, +44 1224 289208

UNAUDITED NON GAAP MEASURES AND RECONCILIATION

Set forth below is a reconciliation of the Company’s Net Income to Adjusted EBITDA.

(in US$ millions)	Q3 2024	Q2 2024
Net income	9.7	31.7
Depreciation of non-current assets	31.8	31.9
Loss/(income) from equity method investments	1.6	2.5
Total financial expense, net	56.9	55.4
Income tax expense	15.5	14.9
Adjusted EBITDA	115.5	136.4

Borr Drilling Limited
Unaudited Condensed Consolidated Statements of Operations
(In $ millions except share and per share data)

	Three months ended September 30, 2024	Three months ended September 30, 2023	Nine months ended September 30, 2024	Nine months ended September 30, 2023
Operating revenues
Dayrate revenue	202.1	160.4	623.4	457.2
Bareboat charter revenue	27.4	—	65.3	—
Management contract revenue	12.1	—	23.8	—
Related party revenue	—	31.1	35.0	93.8
Total operating revenues	241.6	191.5	747.5	551.0

Gain on disposals	0.2	0.1	0.6	0.4

Operating expenses
Rig operating and maintenance expenses	(114.3)	(85.8)	(342.4)	(260.8)
Depreciation of non-current assets	(31.8)	(30.4)	(95.5)	(86.6)
General and administrative expenses	(12.0)	(11.6)	(37.0)	(34.3)
Total operating expenses	(158.1)	(127.8)	(474.9)	(381.7)

Operating income	83.7	63.8	273.2	169.7

(Loss) / income from equity method investments	(1.6)	1.1	1.3	7.4

Financial income (expenses), net
Interest income	1.6	0.1	5.4	4.2
Interest expense	(53.5)	(41.7)	(154.5)	(121.9)
Other financial expenses, net	(5.0)	(8.4)	(21.0)	(22.4)
Total financial expenses, net	(56.9)	(50.0)	(170.1)	(140.1)

Income before income taxes	25.2	14.9	104.4	37.0
Income tax expense	(15.5)	(14.6)	(48.6)	(43.3)
Net income / (loss) attributable to shareholders of Borr Drilling Limited	9.7	0.3	55.8	(6.3)
Total comprehensive income / (loss) attributable to shareholders of Borr Drilling Limited	9.7	0.3	55.8	(6.3)

Basic income / (loss) per share	0.04	—	0.22	(0.03)
Diluted income / (loss) per share	0.04	—	0.22	(0.03)
Weighted-average shares outstanding - basic	250,974,773	245,754,679	251,625,161	241,811,304
Weighted-average shares outstanding - diluted	254,890,897	250,171,209	255,576,088	241,811,304

Borr Drilling Limited
Unaudited Condensed Consolidated Balance Sheets
(In $ millions)

	September 30, 2024	December 31, 2023
ASSETS	Unaudited	Audited
Current assets
Cash and cash equivalents	185.7	102.5
Restricted cash	0.9	0.1
Trade receivables, net	152.4	56.2
Prepaid expenses	7.2	11.0
Deferred mobilization and contract preparation costs	33.6	39.4
Accrued revenue	94.7	73.7
Due from related parties	78.3	95.0
Other current assets	29.8	32.0
Total current assets	582.6	409.9

Non-current assets
Property, plant and equipment	3.0	3.5
Newbuildings	169.2	5.4
Jack-up drilling rigs, net	2,526.2	2,578.3
Equity method investments	17.0	15.7
Other non-current assets	45.3	67.3
Total non-current assets	2,760.7	2,670.2
Total assets	3,343.3	3,080.1

LIABILITIES AND EQUITY
Current liabilities
Trade payables	59.0	35.5
Accrued expenses	75.3	77.0
Short-term accrued interest and other items	80.7	42.3
Short-term debt	109.4	82.9
Short-term deferred mobilization, demobilization and other revenue	29.6	59.5
Other current liabilities	59.0	63.2
Total current liabilities	413.0	360.4

Non-current liabilities
Long-term debt	1,889.1	1,618.8
Long-term deferred mobilization, demobilization and other revenue	20.8	56.6
Other non-current liabilities	4.6	5.8
Onerous contracts	27.6	54.5
Total non-current liabilities	1,942.1	1,735.7
Total liabilities	2,355.1	2,096.1

Shareholders’ Equity
Common shares of par value $0.10 per share: authorized 315,000,000 (2023:315,000,000) shares, issued 264,080,391 (2023: 264,080,391) shares and outstanding 251,175,371 (2023: 252,582,036) shares	26.5	26.5
Treasury shares	(9.0)	(8.9)
Additional paid in capital	345.4	337.2
Contributed surplus	1,928.4	1,988.1
Accumulated deficit	(1,303.1)	(1,358.9)
Total equity	988.2	984.0
Total liabilities and equity	3,343.3	3,080.1

Borr Drilling Limited
Unaudited Condensed Consolidated Statements of Cash Flows
(In $ millions)

	Three months ended September 30, 2024	Three months ended September 30, 2023	Nine months ended September 30, 2024	Nine months ended September 30, 2023
Cash flows from operating activities
Net income / (loss)	9.7	0.3	55.8	(6.3)
Adjustments to reconcile net income / (loss) to net cash provided by operating activities:
Non-cash compensation expense related to share based employee and directors’ compensation	2.5	1.3	6.1	3.9
Depreciation of non-current assets	31.8	30.4	95.5	86.6
Amortization of deferred mobilization and contract preparation costs	13.3	8.0	45.1	32.8
Amortization of deferred mobilization, demobilization and other revenue	(10.4)	(14.0)	(79.1)	(44.5)
Gain on disposal of assets	(0.2)	(0.1)	(0.6)	(0.4)
Amortization of debt discount	1.7	—	5.1	—
Amortization of debt premium	(0.4)	—	(0.7)	—
Amortization of deferred finance charges	3.1	2.6	8.6	7.6
Bank commitment, guarantee and other fees	—	—	—	0.3
Effective interest rate adjustments	—	0.5	—	(2.7)
Change in fair value of financial instruments	0.3	—	—	—
Loss / (income) from equity method investments	1.6	(1.1)	(1.3)	(7.4)
Deferred income tax	(3.0)	(1.2)	(7.4)	(0.4)
Change in assets and liabilities:
Amounts due from related parties	0.1	(8.5)	10.8	(24.7)
Accrued expenses	2.1	(16.4)	(9.9)	(18.0)
Accrued interest	39.7	7.0	30.6	(0.5)
Other current and non-current assets	(49.8)	(43.9)	(121.6)	(75.7)
Other current and non-current liabilities	6.3	69.6	44.4	78.1
Net cash provided by operating activities	48.4	34.5	81.4	28.7

Cash flows from investing activities
Purchase of property, plant and equipment	—	(0.4)	(0.4)	(1.3)
Repayment of loan from equity method investments	—	—	—	9.8
Additions to newbuildings	(173.3)	—	(183.0)	—
Additions to jack-up drilling rigs	(14.1)	(23.4)	(36.1)	(77.2)
Net cash used in investing activities	(187.4)	(23.8)	(219.5)	(68.7)

Cash flows from financing activities
Proceeds from share issuance, net of issuance cost	—	9.6	—	9.6
Repayment of debt (1)	(85.0)	(10.3)	(155.9)	(410.6)
Cash dividends paid	(23.9)	—	(71.6)	—
Debt proceeds, gross of premium / (net of discount) and issuance costs	239.4	—	447.7	416.3
Proceeds from exercise of share options	0.6	0.7	1.9	0.7
Net cash provided by financing activities	131.1	—	222.1	16.0
			—	—
Net (decrease) / increase in cash, cash equivalents and restricted cash	(7.9)	10.7	84.0	(24.0)
Cash, cash equivalents and restricted cash at the beginning of the period	194.5	83.8	102.6	118.5
Cash, cash equivalents and restricted cash at the end of the period	186.6	94.5	186.6	94.5

Supplementary disclosure of cash flow information
Interest paid	(6.0)	(21.6)	(104.2)	(118.2)
Income taxes paid	(9.7)	(10.4)	(39.7)	(28.3)

(1)	Included in repayment of debt is the redemption premium on our Senior Secured Notes due in 2028 and 2030

Borr Drilling Limited
Unaudited Condensed Consolidated Statements of Cash Flows
(In $ millions)

(In $ millions)	September 30, 2024	December 31, 2023
Cash and cash equivalents	185.7	102.5
Restricted cash	0.9	0.1
Total cash and cash equivalents and restricted cash	186.6	102.6

Borr Drilling Limited
Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity
 (In $ millions except share data)

	Number of outstanding shares	Common shares	Treasury shares	Additional paid in capital	Contributed Surplus	Accumulated deficit	Total equity
Balance as at December 31, 2022	228,948,087	23.0	(9.8)	2,265.6	—	(1,381.0)	897.8
Issue of common shares	15,000,000	2.5	(1.0)	—	—	—	1.5
Convertible debt issuance cost	—	—	—	10.9		—	10.9
Share-based compensation	—	—	—	1.3	—	—	1.3
Total comprehensive loss	—	—	—	—	—	(7.4)	(7.4)
Balance as at March 31, 2023	243,948,087	25.5	(10.8)	2,277.8	—	(1,388.4)	904.1
Issue of common shares	1,154,645	—	0.1	(0.1)	—	—	—
Equity issuance costs	—	—	—	—	—	—	—
Share-based compensation	—	—	—	1.3	—	—	1.3
Total comprehensive income	—	—	—	—	—	0.8	0.8
Balance as at June 30, 2023	245,102,732	25.5	(10.7)	2,279.0	—	(1,387.6)	906.2
Issue of common shares	430,437	0.2	(0.2)	9.6	—	—	9.6
Share-based compensation	380,302	—	—	2.0	—	—	2.0
Total comprehensive income	—	—	—	—	—	0.3	0.3
Balance as at September 30, 2023	245,913,471	25.7	(10.9)	2,290.6	—	(1,387.3)	918.1

	Number of outstanding shares	Common shares	Treasury shares	Additional paid in capital	Contributed Surplus	Accumulated deficit	Total equity
Balance as at December 31, 2023	252,582,036	26.5	(8.9)	337.2	1,988.1	(1,358.9)	984.0
Issue of common shares	3,067	—	—	—	—	—	—
Share based compensation	411,336	—	0.1	3.0	—	—	3.1
Distribution to shareholders	—	—	—	—	(11.9)	—	(11.9)
Total comprehensive income	—	—	—	—	—	14.4	14.4
Balance as at March 31, 2024	252,996,439	26.5	(8.8)	340.2	1,976.2	(1,344.5)	989.6
Movement in treasury shares	(2,364,437)	—	(0.3)	0.3	—	—	—
Share based compensation	—	—	—	1.8	—	—	1.8
Distribution to shareholders	—	—	—	—	(23.9)	—	(23.9)
Total comprehensive income	—	—	—	—	—	31.7	31.7
Balance as at June 30, 2024	250,632,002	26.5	(9.1)	342.3	1,952.3	(1,312.8)	999.2
Movement in treasury shares	250,000	—	—	—	—	—	—
Share based compensation	293,369	—	0.1	3.1	—	—	3.2
Distribution to shareholders	—	—	—	—	(23.9)	—	(23.9)
Total comprehensive income	—	—	—	—	—	9.7	9.7
Balance as at September 30, 2024	251,175,371	26.5	(9.0)	345.4	1,928.4	(1,303.1)	988.2